Exhibit 99.1

China Nepstar Chain Drugstore Ltd. Reports Second Quarter 2015 Financial Results

SHENZHEN, China, September 2, 2015 -- China Nepstar Chain Drugstore Ltd. (NYSE: NPD) ("Nepstar" or the "Company"), a leading retail drugstore chain in China based on the number of directly operated stores, today announced its unaudited financial results for the second quarter ended June 30, 2015.

Financial Highlights

For the quarter ended June 30, 2015:

  Revenue increased by 12.9% to RMB775.1 million (US$125.0 million) compared to RMB686.6 million in the second quarter of 2014
  Same store sales increased by 16.7% compared to the second quarter of 2014
  Net income was RMB8.7 million (US$1.4 million) compared to a net loss of RMB15.9 million in the second quarter of 2014.

Ms. Rebecca Zhang, Chief Executive Officer, commented: "Our accelerated same-store-sales growth propelled the increase in our revenue. We are encouraged by higher store traffic as a result of our effective promotions on pharmaceutical products and professional store service training. While we focus on productivity at the store level, we also managed to achieve better operational efficiency by reducing our general and administrative expenses and constantly optimizing our store management."

Second Quarter Results

During the second quarter of 2015, the Company opened 38 new stores and closed 59 stores. As of June 30, 2015, the Company had 1,948 directly operated stores in total.

Revenue for the second quarter of 2015 increased by 12.9% to RMB775.1 million (US$125.0 million) from RMB686.6 million for the same period in 2014. Same store sales (for the 1,768 stores opened before December 31, 2013 and which were still operating as of June 30, 2015) for the second quarter increased by 16.7% compared to the same period in 2014. The increase in same store sales was primarily due to in-store promotional initiatives and marketing of pharmaceutical products.

In the second quarter of 2015, the Company’s revenue by product contribution was 23.1% attributable to prescription drugs (23.9% for the same period in 2014), 41.4% attributable to over-the-counter ("OTC") drugs (39.0% for the same period in 2014), 18.7% attributable to convenience and other products (18.8% for the same period in 2014), 12.1% attributable to nutritional supplements (14.8% for the same period in 2014), and 4.7% attributable to herbal products (3.5% for the same period in 2014).

The Company’s gross profit increased by 5.7% to RMB309.5 million (US$49.9 million) for the second quarter of 2015 from RMB292.9 million for the same period in 2014. Gross margin in the second quarter of 2015 was 39.9%, compared with 42.7% for the same period in 2014. The year-over-year decrease in gross margin was primarily the result of proactive promotional activities on pharmaceutical products.

The Company's portfolio of private label products included 2,155 types of products as of June 30, 2015. Sales of private label products represented approximately 14.7% of the Company revenue and 22.0% of the gross profit for the second quarter of 2015.

Sales, marketing and other operating expenses as a percentage of revenue decreased to 35.7% for the second quarter of 2015 from 39.0% for the same period in 2014, as the steady growth in revenue outpaced the increases in sales, marketing and other operation expenses.

General and administrative expenses as a percentage of revenue were also reduced to 3.8% for the second quarter of 2015, from 4.6% for the second quarter of 2014. This was primarily due to the improvements in management efficiency.

During the second quarter of 2015, the Company recognized an impairment loss of RMB4.6 million (US$0.7 million), compared to RMB5.2 million for the same period in 2014, representing the reduction of the carrying amount of the property and equipment of certain underperforming stores.

Loss from operations in the second quarter of 2015 was RMB1.6 million (US$0.3 million) compared to loss from operations of RMB11.5 million in the same period of 2014. The loss from operations was mainly due to the lower gross margin.

Interest income for the second quarter of 2015 was RMB1.9 million (US$0.3 million), compared to RMB1.9 million for the same period in 2014.

Dividend income from cost method investments for the second quarter of 2015 was RMB2.9 million (US$0.5 million) compared to RMB 0.9 million for the same period in 2014.

Income before income tax expense for the second quarter of 2015 was RMB3.3 million (US$0.5 million), while we suffered a loss before income tax expense of RMB8.7 million for the same period in 2014.

The Company recorded a net income tax benefit (credit) of RMB5.5 million (US$0.9 million) for the second quarter of 2015, compared to an income tax expense of RMB7.2 million for the same period in 2014. The change included the decreases in the amounts of valuation allowance for certain subsidiaries with improving operating results and certain prior year unrecognized tax benefits being recognized during the current period when the recognition threshold was met..

Net income for the second quarter of 2015 was RMB8.7 million (US$1.4 million), or RMB0.09 (US$0.01) basic and diluted income per ADS, compared to a net loss of RMB15.9 million, or RMB0.16 basic and diluted losses per ADS for the second quarter of 2014. As of June 30, 2015, the Company had 197.4 million outstanding ordinary shares. Each ADS represents two ordinary shares of the Company.

In the second quarter of 2015, net cash inflow from operating activities was RMB12.0 million (US$1.9 million), compared to net cash outflow of RMB79.0 million for the same period in 2014, as a result of our growth in net profit, as well as the utilization of prepayments made to suppliers.

As of June 30, 2015, the Company's total cash, cash equivalents, short-term and long-term bank deposits and restricted cash were RMB349.6 million (US$56.4 million) and its shareholders' equity was RMB836.9 million (US$135.0 million), compared to RMB316.9 million and RMB831.6 million, respectively, as of December 31, 2014.

Business Outlook

"As we gradually achieve recovery in growth on profit, we will focus on accelerating our organic revenue growth by fine-tuning our store management system and improving our store image to customers. "Ms. Zhang concluded.

Conference Call Information

The Company will host a conference call, to be simultaneously webcasted, on Wednesday, September 2, 2015 at 8:00 a.m. Eastern Time / 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-9210 (North America) or +1-201-689-8049 (International) approximately five minutes before the call start time. A live webcast of the conference call will be available on Nepstar's website at www.nepstar.cn.

A replay of the call will be available shortly after the conclusion of the conference call through September 9, 2015 at11:59 p.m. Eastern Time. An archived webcast of the conference call will be available on Nepstar's website at http://www.nepstar.cn. Interested parties may access the replay by dialing +1-877-660-6853 (North America) or +1-201-612-7415 (International) and entering conference ID number 13617349.

About China Nepstar Chain Drugstore Ltd.

China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is a leading retail drugstore chain in China. As of June 30, 2015, the Company had 1,948 directly operated stores across 72 cities, one headquarter distribution center and 15 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmaceutical products and services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products. Nepstar's strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the continuing economic growth in China and take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars were calculated at the certified exchange rate ofUS$1.00 = RMB6.2000 on June 30, 2015 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2015, or at any other date. The percentages stated are calculated based on RMB amounts.

Contacts

Zixin Shao
China Nepstar Chain Drugstore Ltd.
Chief Financial Officer
+86-755-2641-4065
ir@nepstar.cn

(Tables Follow)

China Nepstar Chain Drugstore Ltd.
Unaudited Condensed Consolidated Statements of Comprehensive Income/Loss
(amounts in thousands – except per-share and per-ADS data)

	Three-month period ended
	June 30,
	2014	2015	2015
	RMB	RMB	USD

Revenue	686,553	775,083	125,013
Cost of goods sold	(393,606)	(465,627)	(75,101)
Gross profit	292,947	309,456	49,912
Sales, marketing and other operating expenses	(267,539)	(276,719)	(44,632)
General and administrative expenses	(31,703)	(29,741)	(4,797)
Impairment losses of property and equipment	(5,182)	(4,555)	(734)
Loss from operations	(11,477)	(1,559)	(251)
Interest income	1,863	1,944	313
Dividend income from cost method investments	920	2,881	465
(Loss)/income before income tax expense	(8,694)	3,266	527
Income tax expense	(7,201)	5,451	879
Net(loss)/income	(15,895)	8,717	1,406

Basic and diluted(loss)/income per ordinary share	(0.081)	0.044	0.007
Basic and diluted (loss)/income per ADS	(0.162)	0.088	0.014

Net (loss)/income	(15,895)	8,717	1,406

Other comprehensive income/(loss), net of tax:
Foreign currency translation adjustments	25	(13)	(2)
Comprehensive(loss)/income	(15,870)	8,704	1,404

  China Nepstar Chain Drugstore Ltd.

Unaudited Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of	As of	As of
	December 31,	June 30,	June 30,
	2014	2015	2015
	RMB	RMB	USD

ASSETS
Current assets
Cash and cash equivalents	252,174	300,219	48,422
Short-term bank time deposits	24,000	9,000	1,451
Long-term bank time deposits due within one year	3,256	3,256	525
Restricted cash	37,423	37,124	5,988
Accounts receivable, net of allowance for doubtful accounts	136,568	130,087	20,982
Bills receivable	400	122	20
Amounts due from related parties	3,366	4,772	770
Prepaid expenses, deposits and other current assets	245,254	179,284	28,917
Inventories	546,312	577,386	93,127
Deferred tax assets	2,038	4,993	805
Total current assets	1,250,791	1,246,243	201,007

Non-current assets
Property and equipment, net	137,750	145,602	23,484
Rental deposits	42,257	41,916	6,761
Cost method investments	12,638	12,638	2,038
Intangible assets, net	2,509	2,509	405
Goodwill	51,819	51,819	8,358
Deferred tax assets	16,340	15,404	2,484
Other non-current assets	-	35,445	5,717
Total non-current assets	263,313	305,333	49,247
Total assets	1,514,104	1,551,576	250,254

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable	409,428	451,827	72,875
Amounts due to related parties	25,636	26,217	4,229
Accrued expenses and other payables	122,236	113,565	18,317
Income tax payable	25,743	20,271	3,270
Deferred income	25,715	34,312	5,534
Total current liabilities	608,758	646,192	104,225

Non-current liabilities
Deferred income	15,677	13,253	2,137
Deferred tax liabilities	14,711	15,233	2,457
Other non-current liabilities	43,326	39,949	6,443
Total non-current liabilities	73,714	68,435	11,037
Total liabilities	682,472	714,627	115,262

Shareholders’ equity
Share capital	158	158	25
Additional paid-in capital	640,341	640,341	103,281
Accumulated other comprehensive loss	(41,746)	(41,753)	(6,734)
Retained earnings	232,879	238,203	38,420
Total shareholders’ equity	831,632	836,949	134,992

Total liabilities and shareholders' equity	1,514,104	1,551,576	250,254